UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.

Exhibit 99.1:  English Translation of Articles of Association of Deutsche Bank AG in conformity with the resolutions of the General Meeting on May 26, 2011.

Exhibit 99.2:  Opinion of Davis Polk & Wardwell LLP, dated December 30, 2011, relating to the registrant’s Global Notes, Series A, and Warrants, each of which as described in a Prospectus Supplement dated September 29, 2009 and the Prospectus dated September 29, 2009 related to the registrant's Registration Statement No. 333-162195 (also incorporated as Exhibit 5.4 to such Registration Statement).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: December 30, 2011

	By:	/s/ Mathias Otto
Name: Mathias Otto
Title: Managing Director and Senior Counsel

By:	/s/ Volker Butzke
Name: Volker Butzke
Title: Managing Director and Senior Counsel